Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of GCT Semiconductor Holding, Inc. (f/k/a Concord Acquisition Corp III) on Form S-8 of our report dated March 8, 2024, which includes an explanatory paragraph as to the ability of Concord Acquisition Corp III to continue as a going concern, with respect to our audits of the consolidated financial statements of Concord Acquisition Corp III as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 appearing in the Annual Report on Form 10-K of Concord Acquisition Corp III for the year ended December 31, 2023. We were dismissed as auditors on April 4, 2024, and accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in this Form S-8 for any period after December 31, 2023.

/s/ Marcum llp

Marcum llp

Philadelphia, PA

June 7, 2024